UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2009.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form  20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                .

Information furnished on this form

EXHIBIT

Exhibit Number	Description
1.	Corrections to “Status of Capital Adequacy” furnished on Form 6-K on September 14, 2007, January 31, 2008, August 7, 2008, January 29, 2009 and July 30, 2009

Note

Mizuho Financial Group, Inc. (the “Company”) furnished Reports of Foreign Private Issuer on Form 6-K with the Securities and Exchange Commission regarding its Status of Capital Adequacy on September 14, 2007, January 31, 2008, August 7, 2008, January 29, 2009 and July 30, 2009. The Company is furnishing this Form 6-K/A to make corrections on certain figures as shown in Exhibit 1 to this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 25, 2009

Mizuho Financial Group, Inc.

By:	/s/ Tetsuji Kosaki
Name:	Tetsuji Kosaki
Title:	Deputy President / CFO

Exhibit 1

Corrections to “Status of Capital Adequacy” furnished on Form 6-K on September 14, 2007

Page 19:

Status of Mizuho Financial Group’s Consolidated Capital Adequacy–Credit Risk

– (7) Credit risk exposure, etc. –Status of credit risk exposure

– (C) Breakdown by residual contractual maturity

<Before Correction>

	(Billions of yen)
	As of March 31, 2007
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Less than one year	32,033.9	7,329.3	273.5	1,949.0	41,585.9
From one year to less than three years	12,689.4	7,008.0	2,519.6	90.2	22,307.4
From three years to less than five years	13,494.0	3,585.1	887.0	27.3	17,993.5
Five years or more	25,751.1	13,248.2	704.4	1,608.2	41,312.1
Others	4,424.9	1,667.4	120.2	1,175.6	7,388.2

Exempt portion	n.a.	n.a.	n.a.	7,121.6	7,121.6

Total	88,393.5	32,838.2	4,505.0	11,972.1	137,708.9

<After Correction>

	(Billions of yen)
	As of March 31, 2007
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Less than one year	31,495.2	7,328.9	273.5	1,938.6	41,036.4
From one year to less than three years	12,689.4	7,008.0	2,519.6	90.2	22,307.4
From three years to less than five years	13,494.0	3,585.1	887.0	27.3	17,993.5
Five years or more	21,570.3	8,870.8	704.4	34.4	31,180.1
Others	9,144.3	6,045.1	120.2	2,759.8	18,069.6

Exempt portion	n.a.	n.a.	n.a.	7,121.6	7,121.6

Total	88,393.5	32,838.2	4,505.0	11,972.1	137,708.9

Note: Corrected figures are reported with an underline.

Exhibit 1

Corrections to “Status of Capital Adequacy” furnished on Form 6-K on January 31, 2008

Page 15:

Status of Mizuho Financial Group’s Consolidated Capital Adequacy–Credit Risk

– (3) Credit risk exposure, etc. –Status of credit risk exposure

– (C) Breakdown by residual contractual maturity

<Before Correction>

	(Billions of yen)
	As of September 30, 2007
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Less than one year	30,183.2	9,362.4	328.5	2,038.7	41,913.0
From one year to less than three years	11,865.6	6,198.1	2,728.0	85.9	20,877.7
From three years to less than five years	13,565.3	3,430.9	978.3	47.2	18,021.8
Five years or more	26,734.5	12,204.6	772.4	1,026.6	40,738.2
Others	6,310.9	1,451.2	104.4	3,119.9	10,986.6

Exempt portion	n.a.	n.a.	n.a.	8,883.6	8,883.6

Total	88,659.7	32,647.4	4,911.7	15,202.1	141,421.0

<After Correction>

	(Billions of yen)
	As of September 30, 2007
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Less than one year	30,593.4	9,362.4	328.5	2,115.0	42,399.4
From one year to less than three years	12,793.6	6,198.1	2,728.0	85.9	21,805.7
From three years to less than five years	13,565.3	3,430.9	978.3	47.2	18,021.8
Five years or more	21,805.5	7,926.0	772.4	28.8	30,532.8
Others	9,901.8	5,729.8	104.4	4,041.5	19,777.6

Exempt portion	n.a.	n.a.	n.a.	8,883.6	8,883.6

Total	88,659.7	32,647.4	4,911.7	15,202.1	141,421.0

Note: Corrected figures are reported with an underline.

Page 15:

Status of Mizuho Financial Group’s Consolidated Capital Adequacy–Credit Risk

– (3) Credit risk exposure, etc. –Status of exposure past due three months or more or in default

– (D) Breakdown by geographical area

<Before Correction>

	(Billions of yen)
	As of September 30, 2007
	Loans, commitments and other non-derivative off-balance-sheet exposures	Total
Domestic	1,887.5	2,129.9

Total	1,983.4	2,235.3

<After Correction>

	(Billions of yen)
	As of September 30, 2007
	Loans, commitments and other non-derivative off-balance-sheet exposures	Total
Domestic	1,747.6	1,990.1

Total	1,843.5	2,095.5

Page 15:

Status of Mizuho Financial Group’s Consolidated Capital Adequacy–Credit Risk

– (3) Credit risk exposure, etc. –Status of exposure past due three months or more or in default

– (E) Breakdown by industry

<Before Correction>

	(Billions of yen)
	As of September 30, 2007
	Loans, commitments and other non-derivative off-balance-sheet exposures	Total
Individuals	333.0	334.4

Total	1,983.4	2,235.3

<After Correction>

	(Billions of yen)
	As of September 30, 2007
	Loans, commitments and other non-derivative off-balance-sheet exposures	Total
Individuals	193.1	194.5

Total	1,843.5	2,095.5

Exhibit 1

Corrections to “Status of Capital Adequacy” furnished on Form 6-K on August 7, 2008

Page 24:

Status of Mizuho Financial Group’s Consolidated Capital Adequacy–Credit Risk

– (7) Credit risk exposure, etc. –Status of credit risk exposure

– (C) Breakdown by residual contractual maturity

<Before Correction>

	(Billions of yen)
	As of March 31, 2007
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Less than one year	32,033.9	7,329.3	273.5	1,949.0	41,585.9
From one year to less than three years	12,689.4	7,008.0	2,519.6	90.2	22,307.4
From three years to less than five years	13,494.0	3,585.1	887.0	27.3	17,993.5
Five years or more	25,751.1	13,248.2	704.4	1,608.2	41,312.1
Others	4,424.9	1,667.4	120.2	3,446.6	9,659.2

Exempt portion	n.a.	n.a.	n.a.	7,121.6	7,121.6

Total	88,393.5	32,838.2	4,505.0	14,243.1	139,979.9

<After Correction>

	(Billions of yen)
	As of March 31, 2007
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Less than one year	31,495.2	7,328.9	273.5	1,938.6	41,036.4
From one year to less than three years	12,689.4	7,008.0	2,519.6	90.2	22,307.4
From three years to less than five years	13,494.0	3,585.1	887.0	27.3	17,993.5
Five years or more	21,570.3	8,870.8	704.4	34.4	31,180.1
Others	9,144.3	6,045.1	120.2	5,030.8	20,340.6

Exempt portion	n.a.	n.a.	n.a.	7,121.6	7,121.6

Total	88,393.5	32,838.2	4,505.0	14,243.1	139,979.9

Note: Corrected figures are reported with an underline.

Page 25:

Status of Mizuho Financial Group’s Consolidated Capital Adequacy–Credit Risk

– (7) Credit risk exposure, etc. –Status of exposure past due three months or more or in default

– (D) Breakdown by geographical area

<Before Correction>

	(Billions of yen)
	As of March 31, 2008
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Total
Domestic	1,874.5	2,126.1

Total	1,989.1	2,246.6

<After Correction>

	(Billions of yen)
	As of March 31, 2008
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Total
Domestic	1,735.2	1,986.8

Total	1,849.7	2,107.3

Page 26:

Status of Mizuho Financial Group’s Consolidated Capital Adequacy–Credit Risk

– (7) Credit risk exposure, etc. –Status of exposure past due three months or more or in default

– (E) Breakdown by industry

<Before Correction>

	(Billions of yen)
	As of March 31, 2008
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Total
Individuals	330.6	332.1

Total	1,989.1	2,246.6

<After Correction>

	(Billions of yen)
	As of March 31, 2008
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Total
Individuals	191.3	192.8

Total	1,849.7	2,107.3

Exhibit 1

Corrections to “Status of Capital Adequacy” furnished on Form 6-K on January 29, 2009

Page 15:

Status of Mizuho Financial Group’s Consolidated Capital Adequacy–Credit Risk

– (3) Credit risk exposure, etc. –Status of credit risk exposure

– (C) Breakdown by residual contractual maturity

<Before Correction>

	(Billions of yen)
	As of September 30, 2007
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Less than one year	30,183.2	9,362.4	328.5	2,038.7	41,913.0
From one year to less than three years	11,865.6	6,198.1	2,728.0	85.9	20,877.7
From three years to less than five years	13,565.3	3,430.9	978.3	47.2	18,021.8
Five years or more	26,734.5	12,204.6	772.4	1,026.6	40,738.2
Others	6,310.9	1,451.2	104.4	3,119.9	10,986.6

Exempt portion	n.a.	n.a.	n.a.	8,889.2	8,889.2

Total	88,659.7	32,647.4	4,911.7	15,207.8	141,426.7

<After Correction>

	(Billions of yen)
	As of September 30, 2007
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Less than one year	30,593.4	9,362.4	328.5	2,115.0	42,399.4
From one year to less than three years	12,793.6	6,198.1	2,728.0	85.9	21,805.7
From three years to less than five years	13,565.3	3,430.9	978.3	47.2	18,021.8
Five years or more	21,805.5	7,926.0	772.4	28.8	30,532.8
Others	9,901.8	5,729.8	104.4	4,041.5	19,777.6

Exempt portion	n.a.	n.a.	n.a.	8,889.2	8,889.2

Total	88,659.7	32,647.4	4,911.7	15,207.8	141,426.7

Note: Corrected figures are reported with an underline.

Page 16:

Status of Mizuho Financial Group’s Consolidated Capital Adequacy–Credit Risk

– (3) Credit risk exposure, etc. –Status of exposure past due three months or more or in default

– (D) Breakdown by geographical area

<Before Correction>

	(Billions of yen)
	As of September 30, 2007
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Total
Domestic	1,887.5	2,129.9

Total	1,983.4	2,238.2

	(Billions of yen)
	As of September 30, 2008
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Total
Domestic	1,478.8	1,613.5

Total	1,655.2	1,819.6

<After Correction>

	(Billions of yen)
	As of September 30, 2007
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Total
Domestic	1,747.6	1,990.1

Total	1,843.5	2,098.4

	(Billions of yen)
	As of September 30, 2008
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Total
Domestic	1,529.3	1,664.0

Total	1,705.6	1,870.1

Page 17:

Status of Mizuho Financial Group’s Consolidated Capital Adequacy–Credit Risk

– (3) Credit risk exposure, etc. –Status of exposure past due three months or more or in default

– (E) Breakdown by industry

<Before Correction>

	(Billions of yen)
	As of September 30, 2007
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Total
Individuals	333.0	334.4

Total	1,983.4	2,238.2

	(Billions of yen)
	As of September 30, 2008
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Total
Individuals	167.6	169.0

Total	1,655.2	1,819.6

<After Correction>

	(Billions of yen)
	As of September 30, 2007
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Total
Individuals	193.1	194.5

Total	1,843.5	2,098.4

	(Billions of yen)
	As of September 30, 2008
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Total
Individuals	218.0	219.5

Total	1,705.6	1,870.1

Page 23:

Status of Mizuho Financial Group’s Consolidated Capital Adequacy–Credit Risk

– (3) Credit risk exposure, etc. –Status of exposure to which the internal ratings-based approach is applied

– (N) Portfolio by asset class and ratings segment (Retail)

<Before Correction>

As of September 30, 2008
Risk weight (EAD weighted average) (%)
Residential mortgage	38.08
Non-default	38.12
Default	34.20

Qualifying revolving loans (retail)	61.16
Non-default	61.16
Default	60.21

Other retail	54.10
Non-default	54.38
Default	43.61

Total	41.47
Non-default	41.52
Default	37.73

<After Correction>

As of September 30, 2008
Risk weight (EAD weighted average) (%)
Residential mortgage	35.92
Non-default	35.96
Default	32.34

Qualifying revolving loans (retail)	57.70
Non-default	57.70
Default	56.80

Other retail	51.04
Non-default	51.31
Default	41.18

Total	39.12
Non-default	39.17
Default	35.65

Exhibit 1

Corrections to “Status of Capital Adequacy” furnished on Form 6-K on July 30, 2009

Page 23:

Status of Mizuho Financial Group’s Consolidated Capital Adequacy–Credit Risk

– (7) Credit risk exposure, etc. –Status of exposure past due three months or more or in default

– (D) Breakdown by geographical area

<Before Correction>

	(Billions of yen)
	As of March 31, 2008
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Total
Domestic	1,874.5	2,126.1

Total	1,989.1	2,246.2

	(Billions of yen)
	As of March 31, 2009
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Total
Domestic	1,717.6	1,894.5

Total	1,943.1	2,149.2

<After Correction>

	(Billions of yen)
	As of March 31, 2008
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Total
Domestic	1,735.2	1,986.8

Total	1,849.7	2,106.8

	(Billions of yen)
	As of March 31, 2009
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Total
Domestic	1,763.3	1,940.3

Total	1,988.8	2,194.9

Page 24:

Status of Mizuho Financial Group’s Consolidated Capital Adequacy–Credit Risk

– (7) Credit risk exposure, etc. –Status of exposure past due three months or more or in default

– (E) Breakdown by industry

<Before Correction>

	(Billions of yen)
	As of March 31, 2008
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Total
Individuals	330.6	332.1

Total	1,989.1	2,246.2

	(Billions of yen)
	As of March 31, 2009
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Total
Others	205.5	255.9

Total	1,943.1	2,149.2

<After Correction>

	(Billions of yen)
	As of March 31, 2008
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Total
Individuals	191.3	192.8

Total	1,849.7	2,106.8

	(Billions of yen)
	As of March 31, 2009
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Total
Others	251.3	301.7

Total	1,988.8	2,194.9